Independent Auditors' Report


To the Board of Trustees of
JNL Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the S&P/JNL Conservative Growth Fund I, S&P/JNL Moderate Growth Fund I, S&P/JNL Aggressive Growth Fund I, S&P/JNL Very Aggressive Growth Fund I, S&P/JNL Equity Growth Fund I, S&P/JNL Equity Aggressive Growth Fund I, S&P/JNL Conservative Growth Fund II, S&P/JNL Moderate Growth Fund II, S&P/JNL Aggressive Growth Fund II, S&P/JNL Very Aggressive Growth Fund II, S&P/JNL Equity Growth Fund II, S&P/JNL Equity Aggressive Growth Fund II, S&P/JNL Conservative Growth Fund, S&P/JNL Moderate Growth Fund and S&P/JNL Aggressive Growth Fund, series within JNL Series Trust (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2002 and during the period from December 31, 2001 (the date of the last examination) through August 31, 2002. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2002 and for the period from December 31, 2001 through August 31, 2002, with respect to securities transactions:


o Reconciliation of all such securities to the books and records of the Funds and the transfer agent;

o    Test of selected security  transactions  since the date of the last report;
     and

o Examination of underlying documentation of all securities purchased but not received, with the transfer agent.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above-mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 and for the period from December 31, 2001 through August 31, 2002 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.



/s/ KPMG LLP

Minneapolis, MN
November 15, 2002

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



We, as members of management of the S&P/JNL Conservative Growth Fund I, S&P/JNL Moderate Growth Fund I, S&P/JNL Aggressive Growth Fund I, S&P/JNL Very Aggressive Growth Fund I, S&P/JNL Equity Growth Fund I, S&P/JNL Equity Aggressive Growth Fund I, S&P/JNL Conservative Growth Fund II, S&P/JNL Moderate Growth Fund II, S&P/JNL Aggressive Growth Fund II, S&P/JNL Very Aggressive Growth Fund II, S&P/JNL Equity Growth Fund II, S&P/JNL Equity Aggressive Growth Fund II, S&P/JNL Conservative Growth Fund III, S&P/JNL Moderate Growth Fund III and S&P/JNL Aggressive Growth Fund III, series within JNL Series Trust (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2002 and from December 31, 2001 through August 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 and from December 31, 2001 through August 31, 2002, with respect to securities reflected in the investment accounts of the Funds.



     JNL Series Trust

By:_/s/ Mark Nerud_________________
    Mark Nerud, Vice President

                          Independent Auditors' Report


To the Board of Trustees of
JNL Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the S&P/JNL Core Index 50 Fund, S&P/JNL Core Index 100 Fund and S&P/JNL Core Index 75 Fund, series within JNL Series Trust (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2002 and during the period from January 15, 2002 (commencement of operations) through August 31, 2002. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2002 and for the period from January 15, 2002 through August 31, 2002, with respect to securities transactions:


o Reconciliation of all such securities to the books and records of the Funds and the transfer agent;

o    Test of selected security  transactions  since the date of the last report;
     and

o Examination of underlying documentation of all securities purchased but not received, with the transfer agent.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above-mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 and for the period from January 15, 2002 through August 31, 2002 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP

Minneapolis, MN
November 15, 2002

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



We, as members of management of S&P/JNL Core Index 50 Fund, S&P/JNL Core Index 100 Fund and S&P/JNL Core Index 75 Fund, series within JNL Series Trust (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2002 and from January 15, 2002 (commencement of operations) through August 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 and from January 15, 2002 through August 31, 2002, with respect to securities reflected in the investment accounts of the Funds.



     JNL Series Trust

By:___/s/ Mark Nerud_________________
     Mark Nerud, Vice President